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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Martin Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

57326K102

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 5736K102

1.	Name of Reporting Person: James W. Truitt		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 75,466.2288 shares(1)

		6.	Shared Voting Power: 0 shares(2)

		7.	Sole Dispositive Power: 75,466.2288 shares(1)

		8.	Shared Dispositive Power: 0 shares(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,466.2288 shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.6(3)%

12.	Type of Reporting Person: IN

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13G

Item 1.
	(a)	Name of Issuer:
Martin Industries, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
301 East Tennessee Street Florence, Alabama 35630

Item 2.
	(a)	Name of Person Filing:
James W. Truitt
	(b)	Address of Principal Business Office or, if none, Residence:
1029 County Road 104 Lexington, Alabama 35648

	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock, $0.01 par value
	(e)	CUSIP Number:
57326K102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
75,466.2288 shares(1)
(b) Percent of class:
0.6(3)%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
75,466.2288 shares(1)
(ii) Shared power to vote or to direct the vote:
0 shares(2)
(iii) Sole power to dispose or to direct the disposition of:
75,466.2288 shares(1)
(iv) Shared power to dispose or to direct the disposition of:
0 shares(2)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable. See Note 2 to Notes to Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. See Item 6 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/
Name:
Title:

(Individually)

/s/ James W. Truitt
Name:	James W. Truitt
Title:

Footnotes:

(1) Includes 20,000 shares of Common Stock which Mr. Truitt is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days.

(2) Prior to November 6, 2002, Mr. Truitt served as a trustee of the Issuer’s Employee Stock Ownership Plan and Related Trust (the “ESOP”), which ESOP held 2,594,789 shares as of December 31, 2002. Mr. Truitt ceased serving as a trustee of the ESOP on November 6, 2002, and Mr. Truitt disclaims beneficial ownership of the Common Stock held by the ESOP.

(3) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2002 received from the Issuer on February 13, 2003. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.

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